

David Guralnick · 3rd

Reimagining the future of education and training with the use of technology and AI. Online learning consultant, speaker, author, professor.

New York, New York, United States · 500+ connections ·

Contact info

 **Kaleidoscope Learni**

N **Northwestern Univer**

Experience



President and CEO
Kaleidoscope Learning · Full-time
Mar 1998 – Present · 22 yrs 11 mos
New York, NY

Kaleidoscope Learning leverages its expertise in the science and psychology of learning in order to design and develop educationally-sound e-learning solutions. Kaleidoscope provides full-service e-learning consulting and development services and, in addition, has created the Encompass e-learning platform for both large and small organizations. The Encompass platform's built-in learning models help users quickly produce and deploy educationally-sound interactive training.



Founder and Chair
The Learning Ideas Conference
Jun 2007 – Present · 13 yrs 8 mos
New York, NY

The Learning Ideas Conference, formerly ICELW (The International Conference on E-Learning in the Workplace), is an international conference focused on innovations in learning and technology for the workplace and higher education. It brings together researchers and practitioners from around the world to share ideas, and discuss past successes and ⋯ see mor



President
International E-Learning Association
Jan 2007 – Present · 14 yrs 1 mo



Adjunct Professor
Columbia University Teachers College
Jan 2005 – Present · 16 yrs 1 mo
Greater New York City Area



E-Learning SIG Chair, NY Chapter
American Society for Training and Development
Jan 2002 – May 2009 · 7 yrs 5 mos
New York, NY

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Education



Northwestern University
Ph.D., Computer Science/Cognitive Psychology/Education

Skills & endorsements

E-Learning · 76

 Endorsed by **Charles Wankel and 17 others who are highly skilled at this**

 Endorsed by **2 of David's colleagues at Association for Talent Development (ATI**

Instructional Design · 44

 Endorsed by **Amany Atef, MBA, PMP and 7 others who are highly skilled at this**

Endorsed by **2 of David's colleagues at C Arts**

Blended Learning · 37

 Endorsed by **Saul Carliner and 3 others who are highly skilled at this**

 Endorsed by **2 of David's colleagues at Association for Talent Development (ATI**

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Recommendations

Received (0)　　　**Given (2)**



Barbara Kidzus

Elearning content specialist | Voiceover artist at Freelance | Self–Employed

March 15, 2014, David worked with Barbara in different groups

I worked with Barbara at a company, Learning Sciences Corporation (now called Cognitive Arts), that was in the prc of growing dramatically in terms of both staff (from a handf people to over 100 in a very short time) and clients. Barbara played a variety of key roles, including managerial an... See

Marc S. Miller

Commercial Real Estate Broker, Office Leasing/Subleasing, Strategy & Execution

February 29, 2008, David was a client of Marc S.'s

Marc was a pleasure to work with; he made it easy for us to office space that suited our needs, and has continued to st touch even long after our deal was complete. I highly recom him.

